UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

MetLife, Inc.

(Name of Subject Company (Issuer) and Filing person (Offeror))

6.500% Non-Cumulative Preferred Stock, Series B

(Title of Class of Securities)

59156R603

(CUSIP Number of Class of Securities)

Ricardo A. Anzaldua, Esq.

Executive Vice President and General Counsel

MetLife, Inc.

200 Park Avenue

New York, New York 10166

(212) 578-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

John Schwolsky, Esq.

Benjamin Nixon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,500,032,184.84	$174,303.74

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 59,850,000 shares of MetLife, Inc.’s 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Shares”), at the tender offer price of $25.00 per Series B Preferred Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including, June 15, 2015 to, but excluding, June 29, 2015, the settlement date of the tender offer, for a total cash price per Series B Preferred Share of $25.06. As of June 26, 2015, there were 60,000,000 Series B Preferred Shares, representing $1,500,000,000 in aggregate liquidation preference of Series B Preferred Shares issued and outstanding.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174,740.59	Filing Party: MetLife, Inc.
Form or Registration No.: SC TO-I	Date Filed: June 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third -party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by MetLife, Inc., pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, as amended by Amendment No. 1 filed with the SEC on June 12, 2015 (together, the “Schedule TO”), in connection with MetLife, Inc.’s offer to purchase for cash up to 59,850,000 shares of its outstanding 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Shares”), at the tender offer price of $25.00 per Series B Preferred Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including, June 15, 2015 to, but excluding, June 29, 2015, the settlement date (the “Offer”). The Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2015, as amended and supplemented on June 12, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented (the “Letter of Transmittal”), which together constitute the Offer.

MetLife, Inc. has delivered a notice of redemption to the holders of the Series B Preferred Shares (the “Redemption”). Any Series B Preferred Shares that are not purchased by MetLife, Inc. in the Offer will be redeemed on July 1, 2015 pursuant to the Redemption. The Redemption will occur at a redemption price of $25.00 per share, without any payment for accrued, unpaid and undeclared dividends on the Series B Preferred Shares from, and including, June 15, 2015 to, but excluding, the redemption date, pursuant to the terms of the Certificate of Designations for the Series B Preferred Shares. As a result of the Redemption, the Series B Preferred Shares will be removed from listing on the New York Stock Exchange on the redemption date.

All information in the Offer to Purchase, which was previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, and in the related Letter of Transmittal, which was previously filed as Exhibits (a)(1)(C) and (a)(1)(D) to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(4) under the Exchange Act to amend and supplement the Schedule TO to provide final results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

ITEM 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 29, 2015, MetLife, Inc. issued a news release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on June 26, 2015, which was the end of the day on June 26, 2015. Pursuant to the terms of the Offer, MetLife, Inc. has accepted for purchase an aggregate of 37,192,413 Series B Preferred Shares, representing $929,810,325 in aggregate liquidation preference, at a purchase price of $25.00 per Series B Preferred Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including, June 15, 2015 to, but excluding, June 29, 2015, the settlement date of the Offer, for an aggregate cost of $932,160,677.19. Following the completion of the tender offer, 22,807,587 Series B Preferred Shares, representing $570,189,675 in aggregate liquidation preference, remain outstanding. As a result of the Redemption, the Series B Preferred Shares will be removed from listing on the New York Stock Exchange on the redemption date.

A copy of the new release is filed as Exhibit (a)(5)(C).

ITEM 12.	Exhibits.

The information contained in Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	News Release, dated June 29, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METLIFE, INC.

By:	/s/ Marlene B. Debel
Name:	Marlene B. Debel
Title:	Executive Vice President and Treasurer

Date: June 29, 2015